Alvin H. Fenichel
                      Senior Vice President and Controller
                               AXA Financial, Inc.
                           1290 Avenue of the Americas
                            New York, New York 10104

September 13, 2006

VIA EDGAR & Fascimile (202 772-9217)
Jim B. Rosenberg
Senior Assistant Chief Accountant
United Stated Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.

Washington, D.C. 20549

Re:  AXA Financial, Inc.

Form 10-K for Fiscal Year Ended December 31, 2005 Filed on March 17, 2006 File No. 001-11166

Dear Mr. Rosenberg:

In response to your comment letter dated August 3, 2006 concerning AXA Financial, Inc.'s Form 10-K for the year ended December 31, 2005 filed on March 17, 2006, AXA Financial, Inc. will in its future Form 10-K filings include in the Contractual Obligations table estimated payments associated with policyholder liabilities (i.e., policyholders' account balances, future policy benefits and other policyholder liabilities). Submitted with this letter is a revised Contractual Obligations table for AXA Financial, Inc. This revised table is in the form of the Contractual Obligations table included in AXA Financial Inc.'s Form 10-K for the year ended December 31, 2005, as revised to respond to your comments. This revised table includes a line item for policyholder liabilities, which includes expected cash flows associated with future policyholder benefits, and a detailed footnote explaining the underlying bases and assumptions used to determine the related cash outflows. As previously discussed with Ms. Ebolya Ignat, Staff Accountant, we have inserted xx's as placeholders for the amounts related to estimated payments associated with our future policy benefits in the revised table. We plan to use this revised Contractual Obligations table and related footnote as the basis for the Contractual Obligations table that will be included in AXA Financial, Inc.'s 2006 Form 10-K.

In connection with responding to your comments, AXA Financial, Inc. hereby acknowledges that:

     - AXA Financial, Inc. is responsible for the adequacy and the accuracy of the disclosure in the filings;

     - Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and

     - AXA Financial, Inc. may not assert staff comments as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call me at (212) 314-4094.

Sincerely,

/s/ Alvin H. Fenichel

Alvin H. Fenichel
Senior Vice President and Controller
AXA Financial, Inc.

cc:  Stuart Faust
      Senior Vice President and Deputy General Counsel

                              AXA Financial, Inc.
                     Revised Contractual Obligations Table

SUPPLEMENTARY INFORMATION

AXA Financial Group is involved in several ventures and transactions with AXA and certain of its affiliates. At December 31, 2005, AXA Equitable had outstanding a $400.0 million, 5.89% loan to AXA Insurance Holding Co., Ltd., a Japanese subsidiary of AXA. All payments, including interest, are guaranteed by AXA. AllianceBernstein provides investment management and related services to AXA, AXA Financial Group and certain of their subsidiaries and affiliates. In 2001, AllianceBernstein entered into joint ventures with an Australian affiliate of AXA and recognized management fees of $20.6 million, $19.8 million and $15.0 million in 2005, 2004 and 2003, respectively. AXA Financial, AXA Equitable and AllianceBernstein, along with other AXA affiliates, participate in certain cost sharing and servicing agreements, which include technology and professional development arrangements. Payments by AXA Financial and AXA Equitable to AXA totaled approximately $47.2 million and $31.6 million in 2005 and 2004, respectively. See Notes 15 and 23 of Notes to the Consolidated Financial Statements contained elsewhere herein and AllianceBernstein's Report on Form 10-K for the year ended December 31, 2005 for information on related party transactions.

A schedule of future payments under certain of AXA Financial Group's consolidated contractual obligations follows:

                                                Contractual Obligations - December 31, 2005
                                                               (In Millions)

                                                                        Payments Due by Period
                                                    ----------------------------------------------------------------
                                                         Less than                                      Over
                                        Total             1 year      1 - 3 years   4 - 5 years        5 years
                                    --------------- ----------------- ------------ -------------- ------------------
Contractual obligations:
   Policyholder liabilities -
     policyholders' account
     balances, future policy
     benefits and other
     policyholder liabilities (1).. $     XXX.X     $     XXX.X       $    XXX.X   $     XXX.X    $       XXX.X
   Long-term debt..................     2,289.6           400.0            284.3         833.4            771.9
   Operating leases................     1,520.7           186.4            344.3         281.9            708.1
   Employee benefits...............     3,011.2           280.5            585.8         613.3          1,531.6
                                    --------------- ----------------- ------------ -------------- ------------------

     Total Contractual
       Obligations................. $     XXX.X     $     XXX.X       $    XXX.X   $     XXX.X    $       XXX.X
                                    =============== ================= ============ ============== ==================

(1) Policyholder liabilities represent estimated cash flows out of the General Account related to the payment of death and disability claims, policy surrenders and withdrawals, annuity payments, minimum guarantees on Separate Account funded contracts, matured endowments, benefits under accident and health contracts, policyholder dividends and future renewal premium-based and fund-based commissions offset by contractual future premiums and deposits on in-force contracts. These estimated cash flows are based on mortality, morbidity and lapse assumptions comparable with AXA Financial Group's experience and assume market growth and interest crediting consistent with assumptions used in amortizing deferred acquisition costs and value of business acquired. These amounts are undiscounted and, therefore, exceed the Policyholders' account balances and Future policy benefits and Other policyholder liabilities included in the consolidated balance sheet. They do not reflect projected recoveries from reinsurance agreements. Due to the use of assumptions, actual cash flows will differ from these estimates (see "Critical Accounting Estimates - Future Policy Benefits"). Separate Account liabilities have been excluded as they are legally insulated from General Account obligations and will be funded by cash flows from Separate Account assets.

Interest on long-term debt will be approximately $148.3 million, $131.9 million, $117.3 million, $110.9 million and $97.0 million in 2006, 2007, 2008, 2009 and
2010, respectively, while interest on borrowings from AXA and other AXA affiliates will be approximate $75.1 million in 2006 and $65.4 million per annum in 2007 through 2010. AXA Financial has long-term loans outstanding from AXA and certain AXA affiliated totaling $1.28 billion with a 2019 maturity date.

Certain of AllianceBernstein's deferred compensation plans provide for election by participants to have their deferred compensation awards invested notionally in AllianceBernstein Holding units and in company-sponsored mutual funds. Since January 1, 2006, AllianceBernstein made purchases of mutual funds totaling $208 million to fund its future obligations resulting from participant elections with respect to 2005 awards. During fourth quarter 2005, AllianceBernstein purchased AllianceBernstein Holding units with an aggregate value of approximately $16.3 million; these units were held in a deferred compensation trust at December 31, 2005 to fund its future obligations to participants who elected to notionally invest a portion of their 2005 awards in such units. At year-end 2005, AllianceBernstein had a $173.9 million accrual for compensation and benefits, of which $115.1 million is expected to be paid in 2007-2008, $29.0 million in 2009-2010 and the rest thereafter. Further, AllianceBernstein expects to make contributions to its qualified profit sharing plan of approximately $22.0 million in each of the next four years. AllianceBernstein currently expects to contribute an estimated $3.0 million to its qualified, noncontributory, defined benefit plan during 2006.

In addition, AXA Financial Group has obligations under contingent commitments at December 31, 2005, including: AXA Financial's and AllianceBernstein's respective revolving credit facilities and commercial paper programs; AllianceBernstein's $100.0 million ECN program; the Insurance Group's $1.17 billion of undrawn letters of credit; AllianceBernstein's $125.0 million guarantee on behalf of SCB LLC; and AXA Financial Group's guarantees or commitments to provide equity financing to certain limited partnerships of $687.4 million. Information on these contingent commitments can be found in Notes 12, 15 and 19 of Notes to Consolidated Financial Statements.

Further, AXA Financial Group is exposed to potential risk related to its own ceded reinsurance agreements with other insurers and to insurance guaranty fund laws in all 50 states, the District of Columbia and Puerto Rico. Under these laws, insurers doing business in these states can be assessed amounts up to prescribed limits to protect policyholders of companies that become impaired or insolvent.